April 4, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nudrat Salik

Era Anagnosti

Re:	MasTec, Inc.

File No. 1-8106

Comment Letter Dated March 9, 2012

Ladies and Gentlemen:

This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. C. Robert Campbell, Chief Financial Officer of MasTec, Inc. (the “Company”). On behalf of the Company, I confirm receipt of the Comment Letter. In addition, per the telephonic conversation between the Company’s counsel, Ira N. Rosner, and Nudrat Salik, of the Staff of the Securities and Exchange Commission, held on April 4, 2012, I confirm that the Company will provide its response to the Comment Letter no later than April 13, 2012, such extension to respond having been requested due to staffing demands resulting from proxy statement and quarter end financial reporting activities, as well as holiday related absences. Your accommodation in this regard is greatly appreciated.

If you or any other member of the Staff should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (305) 406-1811, or alternatively, at the Company’s address contained in the Comment Letter, with a copy to Albert de Cardenas, the Company’s general counsel, at the same address.

Very truly yours,

/s/ T. Michael Love
T. Michael Love
Vice President and Corporate Controller